UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 October, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 13 October 2021: Dealings in securities by a prescribed officer of Sasol and directors of major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), the following information is disclosed relating to dealings in securities of Sasol by a prescribed officer of the Company and directors of its major subsidiaries.

In terms of the Sasol Long-Term Incentive Plan (Plan), the person below has sold shares previously awarded and accepted and which have vested in terms of the rules of the Plan on 27 September 2021. Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares.

Transaction date:	7 October 2021
Class of securities:	Sasol ordinary shares
Initial issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
Mokoena, C K	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	48	285,00	13 680,00

In 2018, Sasol introduced the Sasol Cares programme (Programme), with the aim to enhance the employee value proposition through offering a number of options in which employees could participate in at a maximum cost of R10 000 per employee. One of the options participants in the Programme had, was to receive Sasol ordinary shares in the Sasol Share Savings Trust (the Trust) which vest after three years. Shares vested on 1 October 2021 and the Trust disposed of the participants' vested shares to the extent that they have elected to not retain these.

Transaction date:	12 October 2021
Class of shares:	Sasol ordinary shares
Initial issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
Powys, M L	Sasol Oil (Pty) Ltd: Director	23,79	279,77	6 655,73

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

13 October 2021
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 October 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary